FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of August 2004

                                 2nd August 2004

                                  NDS GROUP PLC
                              (Name of Registrant)

             One London Road, Staines, Middlesex, TW18 4EX, England
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

  Form 20-F |X|                                                 Form 40-F |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes |_|                        No |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                                 Not Applicable
                                ----------------

    NDS Group plc Fourth Quarter and Full Year Financial Results;
                     NDS Business Resumes Growth


    LONDON--(BUSINESS WIRE)--Aug. 2, 2004--NDS Group plc
(NASDAQ:NNDS)(Euronext Brussels:NNDS):

    Highlights:

    --  Q4 revenues at top range of target at GBP 64 million; EBITA
        GBP 10 million

    -- Full year profitability targets exceeded at EBITA of GBP 45 million

    --  GBP 42 million cash generated before acquisition costs

    --  Third win in Korea; CJ CableNet selects NDS for digital
        OpenCable cable TV network expansion

    --  MediaHighway integration on course; new business wins

    --  NDS resumes smart card shipments for DIRECTV

    --  44 million active digital TV smart cards - up 28% on last year

    NDS Group plc (NASDAQ/Euronext Brussels:NNDS), a News Corporation company, and the leading provider of technology solutions for digital pay-TV, today announced its preliminary results for the fourth quarter and year ended 30 June 2004.
    Commenting on NDS's performance, Dr Abe Peled, President and Chief Executive Officer, said: "We ended last year with a promise to remain focussed on business issues and to fully concentrate on supporting our customers and laying the foundations for the future growth of the company. I'm very pleased to be able to report that we have delivered on our promises. Our successes this year included seven new conditional access contracts spanning three continents and four new XTV customers. We remain committed to ensuring that NDS and its customers are at the forefront of digital TV technology."
    Rick Medlock, Chief Financial Officer, added: "We characterised this year as a year of transition and a year of investment. We have made significant investments in our resources and staffing, undertaken a major acquisition and continued our global expansion -- all of which have strengthened the business. With the win-back of DIRECTV and the strong business pipeline, we enter the next financial year with great revenue and earnings momentum."

Key Statistics

                         3 months to   3 months to         %
                            30 June      30 June         change
                             2004         2003
----------------------------------------------------------------------
GBP '000
----------------------------------------------------------------------
Revenues                    64,319        53,122          +21%
----------------------------------------------------------------------
Operating Income,
 before amortisation         9,934        11,649          -15%
----------------------------------------------------------------------
Operating Margin %           15.4%         21.9%         -6.5%
----------------------------------------------------------------------
Regular amortisation        (2,860)       (2,058)
Impairment charge           (6,510)            -
----------------------------------------------------------------------
Operating profit under
 UK GAAP, after
 impairment charge             564         9,591
----------------------------------------------------------------------
Net Income                     666         7,164
----------------------------------------------------------------------
Diluted EPS                   1.2p         13.3p
----------------------------------------------------------------------

----------------------------------------------------------------------
$'000
----------------------------------------------------------------------
Revenues                   117,704        97,213          +21%
----------------------------------------------------------------------
Operating Income,
 before amortisation        18,179        21,318          -15%
----------------------------------------------------------------------
Operating Margin %           15.4%         21.9%         -6.5%
----------------------------------------------------------------------
Regular amortisation        (5,234)       (3,766)
Impairment charge          (11,913)            -
----------------------------------------------------------------------
Operating profit under
 UK GAAP, after
 impairment charge           1,032        17,552
----------------------------------------------------------------------
Net Income                   1,219        13,110
----------------------------------------------------------------------
Diluted EPS              2.2(cents)   24.3(cents)
----------------------------------------------------------------------

----------------------------------------------------------------------
Subscribers
----------------------------------------------------------------------
Net Subscriber
 Additions              3.0 million   1.8 million
----------------------------------------------------------------------
Subscribers at end of
 period                 44.0 million  34.4 million
----------------------------------------------------------------------


                          Year ended    Year ended         %
                            30 June       30 June        change
                             2004          2003
----------------------------------------------------------------------
GBP '000
----------------------------------------------------------------------
Revenues                   220,533       237,237           -7%
----------------------------------------------------------------------
Operating Income,
 before amortisation        44,583        46,405           -4%
----------------------------------------------------------------------
Operating Margin %           20.2%         19.6%         +0.6%
----------------------------------------------------------------------
Regular amortisation       (12,252)       (9,602)
Impairment charge           (6,510)            -
----------------------------------------------------------------------
Operating profit under
 UK GAAP, after
 impairment charge          25,821        36,803
----------------------------------------------------------------------
Net Income                  18,469        26,040
----------------------------------------------------------------------
Diluted EPS                  33.1p         48.4p
----------------------------------------------------------------------

----------------------------------------------------------------------
$'000
----------------------------------------------------------------------
Revenues                   403,575       434,144           -7%
----------------------------------------------------------------------
Operating Income,
 before amortisation        81,587        84,921           -3%
----------------------------------------------------------------------
Operating Margin %           20.2%         19.6%         +0.6%
----------------------------------------------------------------------
Regular amortisation       (22,421)      (17,572)
Impairment charge          (11,913)            -
----------------------------------------------------------------------
Operating profit under
 UK GAAP, after
 impairment charge          47,253        67,349
----------------------------------------------------------------------
Net Income                  33,798        47,653
----------------------------------------------------------------------
Diluted EPS             60.6(cents)   88.6(cents)
----------------------------------------------------------------------

----------------------------------------------------------------------
Subscribers
----------------------------------------------------------------------
Net Subscriber
 Additions              9.6 million   4.8 million
----------------------------------------------------------------------
Subscribers at end of
 period                 44.0 million  34.4 million
----------------------------------------------------------------------

1. For the convenience of the reader only, pounds sterling amounts for all periods have been translated into US dollar amounts at the exchange rate of US$1.83 = GBP 1.00, the closing rate of exchange on 30 June 2004.

2. The Company has defined operating income before charges for the amortisation of intangible assets acquired as part of a business combination (EBITA) as a key measure of operating performance, so that period on period comparisons are not distorted by the impact of the amortisation charge arising from acquisitions. Operating income after such amortisation represents operating profit determined under accounting practice generally accepted in the UK.


    OPERATIONAL REVIEW

    NDS has continued to benefit from the growth in digital pay-TV penetration around the world and now has 44 million active digital TV smart cards. This is an increase of 28% over the course of the year.
    Towards the end of June we completed the transitional arrangements with DIRECTV and resumed shipments of smart cards under the new contract. We have purchased substantial quantities of inventory to meet orders to supply DIRECTV over the coming months. We purchased additional card processing equipment for our facility at Lake Forest, California and recruited some additional employees, who were previously employed by DIRECTV. We have made further investments in laboratory equipment to support DIRECTV. We are pro-actively developing additional products which might be used to enhance the services offered to DIRECTV's subscribers.
    The initial integration of the MediaHighway business with the rest of the NDS organisation is now substantially complete. The operations in Paris moved to new premises in May and product development plans are being executed to offer our customers a range of middleware functionality, from basic to the most advances, all under the MediaHighway brand. The novation of existing customer contracts to NDS is proceeding on schedule and new customer contract wins have been secured.

    New contracts in the quarter include:

    -- CJ CableNet - one of the largest MSOs in Korea is to deploy an OpenCable TV system and has selected NDS's OCAP compliant conditional access, VideoGuard(R), and together we are developing one of the world's first OCAP compliant electronic program guides. This new contract brings NDS's overall wins in Korea up to three.

    -- Cablevision - one of the US's leading entertainment and telecommunications companies which serves 3 million households in the New York metropolitan area has deployed seven high-quality, interactive TV games from NDS. Cablevision has launched the games as part of its iO: Interactive Optimum digital television platform.

    -- Euro I AG - the interactive and digital TV service provider in Bremen, Germany has selected NDS's MediaHighway Advanced interactive TV platform which combines a DVB-MHP-certified middleware with PVR capabilities, an HTML engine and broadband return channel.

    -- NDS is to provide the mobile video service MOBSVIDEO.COM with an OMA compliant end to end mobile DRM solution. The NDS solution will protect video content to mobile customers.

    FINANCIAL REVIEW

    The results of the period and the comparison with prior periods are significantly affected by business conducted with DIRECTV. Until 13 August 2003, NDS provided conditional access services, including the supply of smart cards to DIRECTV in the United States. The contract came to an end on 13 August 2003 and subsequently NDS received payments under transitional support arrangements. Additionally, NDS received payments in the first and second quarters of FY2004 from DIRECTV for use of NDS technology contained within cards which DIRECTV had procured from a third party.
    In March 2004, NDS and DIRECTV signed a new six-year contract for conditional access services, which was effective from 1 March 2004. Under the new contract, NDS receives monthly fees for the provision of conditional access services, which includes NDS taking on the obligation to provide periodic replacement smart cards in the future. In June 2004, NDS also took on the supply of new smart cards.
    Comparisons are also affected by the results of the MediaHighway business which, we acquired on 16 December 2003.

    Revenues

    Revenues for the quarter were GBP 64.3 million, compared to GBP
53.1 million in the final quarter of the prior year. Full year revenues were GBP 220.5 million, compared to GBP 237.2 million in the prior year. The reduction in revenues from FY03 to FY04 is wholly accounted for by the decrease in revenues from DIRECTV; excluding DIRECTV and the acquisition of the MediaHighway business, underlying revenues have increased by 19%.
    Conditional access revenues were GBP 38.9 million for the quarter and GBP 118.9 million for the full year, compared to GBP 29.7 million and GBP 144.8 million, respectively, in the equivalent periods of the prior year. Last year, we shipped substantial volumes of smart cards to DIRECTV for their card changeover. These shipments ceased in May 2003 and resumed, following completion of transitional arrangements in the new contract, in June 2004. Conditional access services income from DIRECTV, based on the number of authorised cards and subscribers ceased on expiry of the old contract in August 2003 and resumed, at a higher level, in March 2004. Subscriber growth has continued across most platforms. As at June 2004, 44.0 million authorised smart cards containing NDS technology were in use, a rise of 3.0 million in the quarter and 9.6 million over the full year. In addition to growth at DIRECTV, there has also been substantial shipment of cards and growth in subscribers at Sky Italia (which is in the process of switching all its subscribers to NDS technology), ViaSat in Scandinavia (where NDS conditional access is being rolled-out to replace an incumbent supplier) and FoxTel in Australia (which launched a full digital service in March 2004).
    Integration, development and support revenues were GBP 6.8 million for the quarter and GBP 32.0 million for the full year, compared to GBP 6.5 million and GBP 33.2 million in the equivalent periods in the prior year. Revenue in the quarter included on-going development work for Sky Italia and FoxTel, together with change requests and routine maintenance income across most broadcast platforms.
    Licence fee and royalty income was GBP 7.0 million for the quarter and GBP 29.1 million for the full year, compared to GBP 6.4 million and GBP 22.3 million in the equivalent periods in the previous financial year. The increase is due to higher volumes of set-top boxes reported by manufacturers across many platforms, reflecting the growth in their subscribers. This revenue stream includes royalties from set-top box manufacturers in respect of MediaHighway middleware, arising principally from the Canal+ platform family.
    Revenues from new technologies increased to GBP 10.6 million for the quarter (from GBP 9.4 million in the prior year) and to GBP 37.0 million for the full year (from GBP 32.5 million in the prior year). The increase reflects an increasing penetration of our MediaHighway advanced middleware and of our PVR technology into deployed set-top boxes.
    The comparison of reported revenues has been adversely affected by the relative weakness of the US Dollar in the current year compared to the previous year.

    Margins

    Gross margin was 66.9% for the quarter compared to 68.3% in the prior year. Full year gross margin was 72.1%, compared to 60.2% in the prior year. As with revenues, comparative margins are materially affected by the DIRECTV contracts. In 2003, card sales to DIRECTV were very high and at a discounted price reflecting the size of the order. This lowered the margin over the year as a whole, but the effect was less marked in the fourth quarter as the order was completed. Margins in the first two quarters of 2004 were boosted by compensatory conditional access payments from DIRECTV which had no associated material cost of sales. Margins have been lower since March 2004 as the new DIRECTV contract has come into effect. A major component of cost of sales is now the provision for future DIRECTV card changeovers. Prior year numbers were also adversely affected by a bad debt charge, part of which was reversed in the current year on the partial payment of debts previously written off, due to two customers emerging from bankruptcy protection.

    Operating Expenses

    We made a decision to increase substantially the resources and capacity of the NDS business in FY04, as we believed that this would be fundamental to the positioning of NDS to take full advantage of renewed economic growth and the plans of our major customers further to develop their businesses. As a result, headcount has risen substantially. At June 2004 we employed just over 2,000 staff (including contractors). We have recruited 245 new employees since June 2003 and the MediaHighway acquisition added a further 320 employees, resulting in increased operating expenses. This has been especially marked in the research and development departments where costs (including facilities and support costs) have increased from GBP
61.3 million to GBP 82.5 million for the full year and from GBP 15.5 million to GBP 24.3 million for the quarter. This includes all of the costs of the MediaHighway operations in France. The increase in underlying costs is greater than the reported amounts would indicate, as the costs of our Israel facilities are denominated in US dollars and therefore reported sterling amounts have benefited from the weaker dollar/sterling exchange rate.
    Sales and marketing costs have remained flat year-on-year. The decrease in the quarter is due to the timing of exhibition costs. General and administrative expenses have declined. The comparative periods included costs incurred in connection with litigation of GBP
3.8 million and GBP 0.9 million respectively, which were previously presented as exceptional costs. Litigation costs have continued to be incurred in the current year, albeit it at a lower level. Included within operating costs in the current quarter is a net amount of GBP
0.2 million related to the matter described in Note 4 to the financial information, and foreign exchange losses resulting from the volatility in the dollar/sterling exchange rate.

    EBITA

    Our preferred operating measure of profitability, EBITA (defined as operating profit before amortisation of intangible fixed assets acquired as part of a business combination) was GBP 9.9 million for the quarter, compared to GBP 11.6 million in the prior year. Full year EBITA was GBP 44.6 million, compared to GBP 46.4 million for the prior full year. This reflects a combination of changed gross margins related primarily to the DIRECTV contracts and increased operating costs. Much of the increased operating cost has been devoted to new product development and has not yielded additional revenues in the current period. Additionally, the incremental operational costs resulting from the MediaHighway acquisition have, as expected, exceeded the incremental revenues. Together, all these factors have depressed the operating margin percentage in the current period.

    Amortisation

    The charge for the amortisation of intangible fixed assets acquired as part of a business combination includes amounts relating to the MediaHighway acquisition. During the quarter we obtained an independent valuation of the separable intangible assets acquired. We also examined in detail the plans and projections of the acquired business and the way in which it has been integrated quickly into the rest of the NDS organisation. As a result of this assessment we have concluded that the values attributed to the intellectual property rights and products of the MediaHighway business are supported by our business plans and cash flow projections. However, because the acquired business has rapidly become merged with our other middleware operations, it can no longer be regarded as a separate cash generating unit. We have concluded that the incremental goodwill arising on acquisition is not supported by projections of the incremental future cash flows attributable to the acquired business. Accordingly we have recorded an impairment charge to write down the acquired goodwill from its cost of GBP 6.5 million to nil.

    Net income

    As a result of the factors outlined above, operating profit as measured under UK GAAP was GBP 0.6 million for the quarter (compared to GBP 9.6 million in the prior year) and GBP 25.8 million for the full year (compared to GBP 36.8 million for the prior year).
    Interest income was higher in the current year due to higher average cash balances.
    Our effective tax rate has increased compared with the prior year due to a greater proportion of disallowable amortisation charges, including the goodwill impairment charge. We have also generated tax losses in certain subsidiaries for which no immediate relief is available and for part of which, no deferred tax asset has been recognised. This is partially off-set by the availability of certain research and development tax credits in the UK.
    The net profit attributable to shareholders was GBP 0.7 million for the quarter (compared to GBP 7.2 million in the prior year) and GBP 18.5 million for the full year (compared to GBP 26.0 million for the prior year).

    Capital expenditure

    During fiscal 2004, we have spent GBP 10 million on capital equipment, approximately double what was incurred in the previous year. This follows from the increase in headcount and includes equipment that we acquired from DIRECTV upon signing the new conditional access contract with them. We have also invested in additional laboratory facilities to assist in the development and testing of increasingly complex applications and systems provided to our customers. We have expanded our research and development facilities in all regions, including India and Korea. Our MediaHighway operations in Paris have relocated to new premises following the acquisition. We have increased our smart card processing capacity in the US. This investment will continue into fiscal 2005, when we expect to take possession of new leased premises in Jerusalem.

    Working capital and cash flow

    Cash generated from operating activities amounted to GBP 25.6 million for the quarter and GBP 62.4 million for the full year. The growth in the business has resulted in large movements in working capital. Receivables have increased by GBP 30 million over the year. This is due to higher billings, especially in the fourth quarter. Debtors days were 60 at 30 June 2004, compared to 65 last quarter. Customer deposits and deferred income have increased by GBP 17 million over the year as a result of orders received and partially paid, for cards and services to be delivered in fiscal 2005. Inventory has increased by GBP 12 million over the year as a result of NDS procuring smart cards to meet orders from Sky Italia and DIRECTV. Other liabilities and provisions have increased by GBP 34 million due to higher liabilities in respect of card changeover obligations, very large inventory purchases towards the end of the year and increases in other liabilities reflecting the growth in the number of employees and general trading activity. In particular, the obligations to DIRECTV to supply future changeover cards will become very significant in the future and generate large movements in working capital.
    After interest, tax and capital expenditure, we generated cash of GBP 42 million. Net cash generated in the year, after acquisition payments of GBP 38 million, was GBP 4 million and we ended the year with cash of GBP 125 million.

    CFO - Rick Medlock Resigns

    Rick Medlock, NDS Chief Financial Officer for the last 8 years will leave NDS at the end of September 2004 upon completing all FY04 reporting and audit procedures. Rick has resigned to pursue a career change, joining Inmarsat, a global mobile satellite provider, as Chief Financial Officer. Abe Peled commented: "I would like to thank Rick for his significant contribution to the success of NDS over the past eight years." A search for a new CFO has already been started and NDS will announce a new appointment in due course.

    About NDS

    NDS Group plc (NASDAQ/Euronext Brussels:NNDS) is a leading supplier of open end-to-end digital pay TV solutions for the secure delivery of entertainment and information to television set-top boxes and IP devices. See www.nds.com for more information about NDS.

    Cautionary Statement Concerning Forward-Looking Statements

    The statements contained in this release which are not historical facts may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the plans, projections or future performance of NDS, which involve certain risks and uncertainties, including risk of market acceptance, the effect of economic conditions, possible regulatory changes, technological developments, the impact of competitive pricing and the ability of NDS and its commercial partners to develop systems and solutions which meet the needs of the broadcasting industry in a timely and cost-efficient manner, as well as certain other risks and uncertainties which are detailed in NDS's filings with the SEC. Company or product names have been used for identification purposes only and may be the trademarks or registered trademarks of their respective companies.

    CONFERENCE CALL

    Dr. Abe Peled, President and Chief Executive Officer and Rick
Medlock, Chief Financial Officer, will host a conference call to discuss this announcement and answer questions at 3:00 pm BST (10:00 am EST) on Monday 2 August 2004.

    Dial-in

    UK Free Dial-in:           0800 953 1444
    US Free Dial-in:           1-866-220-1452
    Std International Dial-in: +44 1452 542 300

    Replay
    (Available until 9 August 2004)

    Replay passcode:           1610730#
    UK Toll Free Replay:       0800 953 1533
    US Toll Free Replay:       1-866-247 4222
    Std International Replay:  +44 1452 550 000

    An audio replay will also be available on the NDS website www.nds.com from midday UK time on 3 August 2004 onwards.


                             NDS GROUP PLC
            UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
                FOR THE THREE MONTHS ENDED 30 JUNE 2004

                                        3 months ended 3 months ended
                                               30 June        30 June
                                                  2004           2003
                                              GBP '000       GBP '000
Revenues
Conditional access                             38,942         29,678
Integration, development & support              6,833          6,516
Licence fees & royalties                        6,982          6,368
New technologies                               10,611          9,444
Other revenue                                     951          1,116
                                        -------------- --------------
Total revenues                                 64,319         53,122
                                        -------------- --------------

Cost of sales
Smart card & changeover provisions            (12,556)        (8,591)
Operations & support                           (7,643)        (5,187)
Royalties                                        (924)        (1,421)
Other                                            (184)        (1,657)
                                        -------------- --------------
Total cost of sales                           (21,307)       (16,856)
                                        -------------- --------------

Gross profit                                   43,012         36,266
                                        -------------- --------------
Gross profit %                                   66.9%          68.3%

Operating expenses, excluding
 amortisation of intangible fixed
 assets
Sales & marketing                              (3,451)        (3,908)
Research & development                        (24,297)       (15,526)
General & administration                       (4,547)        (5,450)
Foreign exchange gains (losses)                  (539)           267
Losses on investments (see note 4)               (244)             -
                                        -------------- --------------
Total                                         (33,078)       (24,617)
                                        -------------- --------------

Operating income before amortisation of
 intangible fixed assets acquired as
 part of a business combination                 9,934         11,649
Operating income %                               15.4%          21.9%

Regular amortisation of intangibles            (2,860)        (2,058)
Impairment charge (see note 3)                 (6,510)             -
                                        -------------- --------------
Operating profit                                  564          9,591

Net interest income                               989            822
                                        -------------- --------------
Profit on ordinary activities before
 tax                                            1,553         10,413
Taxation                                       (1,301)        (3,351)
                                        -------------- --------------
                                                  252          7,062
Equity minority interests                         414            102
                                        -------------- --------------
Net profit                                        666          7,164
                                        -------------- --------------
---------------------------------------------------------------------
Earnings per share (see Note 5)
    Basic                                        1.2p          13.3p
    Diluted                                      1.2p          13.0p

    Adjusted - Basic                            17.3p          16.8p
    Adjusted - Diluted                          16.6p          16.5p
---------------------------------------------------------------------

                             NDS GROUP PLC
            UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
                    FOR THE YEAR ENDED 30 JUNE 2004

                                               Year ended  Year ended
                                                  30 June     30 June
                                                     2004        2003
                                                 GBP '000    GBP '000
Revenues
Conditional access                               118,880     144,789
Integration, development & support                32,044      33,234
Licence fees & royalties                          29,101      22,254
New technologies                                  36,950      32,451
Other revenue                                      3,558       4,509
                                              -----------  ----------
Total revenues                                   220,533     237,237
                                              -----------  ----------

Cost of sales
Smart card & changeover provisions               (28,352)    (63,309)
Operations & support                             (27,322)    (21,124)
Royalties                                         (4,250)     (4,638)
Other                                             (1,669)     (5,396)
                                              -----------  ----------
Total cost of sales                              (61,593)    (94,467)
                                              -----------  ----------

Gross profit                                     158,940     142,770
                                              -----------  ----------
Gross profit %                                      72.1%       60.2%

Operating expenses, excluding amortisation of
 intangible fixed assets
Sales & marketing                                (14,455)    (14,208)
Research & development                           (82,491)    (61,294)
General & administration                         (18,252)    (21,528)
Foreign exchange gains                             1,085       1,130
Losses on investments (see note 4)                  (244)       (465)
                                              -----------  ----------
Total                                           (114,357)    (96,365)
                                              -----------  ----------

Operating income before amortisation of
 intangible fixed assets acquired as part of
 a business combination                           44,583      46,405
Operating income %                                  20.2%       19.6%

Regular amortisation of intangibles              (12,252)     (9,602)
Impairment charge (see note 3)                    (6,510)          -
                                              -----------  ----------
Operating profit                                  25,821      36,803

Share of associate's operating loss                    -        (280)
Net interest income                                4,214       2,887
                                              -----------  ----------
Profit on ordinary activities before tax          30,035      39,410
Taxation                                         (12,038)    (13,472)
                                              -----------  ----------
                                                  17,997      25,938
Equity minority interests                            472         102
                                              -----------  ----------
Net profit                                        18,469      26,040
                                              -----------  ----------

---------------------------------------------------------------------
Earnings per share (see Note 5)
    Basic                                          34.1p       48.4p
    Diluted                                        33.1p       48.0p

    Adjusted - Basic                               66.4p       65.2p
    Adjusted - Diluted                             64.4p       64.7p
---------------------------------------------------------------------

                             NDS GROUP PLC
                 UNAUDITED CONSOLIDATED BALANCE SHEET
                          AS AT 30 JUNE 2004

                                                    30 June   30 June
                                                       2004      2003
                                                   GBP '000  GBP '000
Fixed assets
Intangible fixed assets                             86,321    64,049
Tangible fixed assets                               17,749    14,697
                                                  --------- ---------
                                                   104,070    78,746
                                                  --------- ---------

Current assets
Investments                                            414         -
Stocks                                              19,682     7,617
Deferred tax asset                                   3,081     4,273
Trade debtors and accrued income                    58,073    31,087
Other debtors                                       11,818     5,028
Cash                                               125,086   121,520
                                                  --------- ---------
                                                   218,154   169,525
                                                  --------- ---------

Creditors falling due within one year
Customer deposits and deferred income              (33,323)  (14,137)
Other current liabilities                          (61,837)  (39,944)
                                                  --------- ---------
                                                   (95,160)  (54,081)
                                                  --------- ---------

Net current assets                                 122,994   115,444
                                                  --------- ---------

Total assets less current liabilities              227,064   194,190

Creditors falling due after one year                (1,083)   (1,533)

Provisions for liabilities and charges             (22,804)   (6,328)
                                                  --------- ---------
                                                   203,177   186,329

Equity minority interests                                -       (58)

                                                  --------- ---------
Net assets                                         203,177   186,271
                                                  --------- ---------


Equity and capital reserves (see Note 6)
Equity share capital                                   340       339
Share premium & merger reserve                     178,841   177,593
Profit and loss account                           (151,269) (166,926)
Capital contribution                               133,265   133,265
                                                  --------- ---------
                                                   161,177   144,271
Non-equity capital                                  42,000    42,000
                                                  --------- ---------
Total capital employed                             203,177   186,271
                                                  --------- ---------

                             NDS GROUP PLC
       UNAUDITED SUMMARISED STATEMENT OF CONSOLIDATED CASH FLOWS
                    FOR THE YEAR ENDED 30 JUNE 2004

                                 3 months ended Year ended Year ended
                                        30 June    30 June    30 June
                                           2004       2004       2003
                                       GBP '000   GBP '000   GBP '000

Operating profit                           564     25,821     36,803

Non-cash operating costs                11,391     27,030     17,998
Movement in working capital             13,670      9,597    (10,004)
                                 -------------- ---------- ----------
Net cash inflow from operating
 activities                             25,625     62,448     44,797

Net interest received                      983      3,942      2,922
Tax paid                                (4,292)   (14,103)   (14,591)
Capital expenditure                     (5,760)   (10,245)    (5,175)
Acquisitions and disposals                (478)   (38,012)    (3,189)
                                 -------------- ---------- ----------
Cash generated                          16,078      4,030     24,764

Proceeds from issue of shares              128      1,249          -
Loan and equity finance provided
 by minority interests                       -         24        526

                                 -------------- ---------- ----------
Increase in cash balances               16,206      5,303     25,290

Cash, beginning of period              109,250    121,520     98,502
Foreign exchange translation
 differences                              (370)    (1,737)    (2,272)

                                 -------------- ---------- ----------
Cash, end of period                    125,086    125,086    121,520
                                 -------------- ---------- ----------


    NOTES

    1. Basis of preparation and presentation

    These unaudited financial statements have been prepared using the accounting policies disclosed in the consolidated financial statements for the year ended 30 June 2003 which are in compliance with UK GAAP. They do not constitute statutory accounts. Figures for 30 June 2003 and for the year ended on that date have been extracted from the consolidated financial statements of NDS Group plc on which the auditors gave an unqualified audit report. In the opinion of management, the unaudited quarterly results and the preliminary results for the year reflect all adjustments necessary to present fairly the financial position, results of operations and cash flows of NDS. The unaudited quarterly results and the preliminary results for the year should be read in conjunction with the audited consolidated financial statements as of 30 June 2003.

    2. Litigation

    On 6 June 2003, Echostar Communications Corporation, Echostar Satellite Corporation, Echostar Technologies Corporation and Nagrastar L.L.C. (collectively, "Echostar") filed an action against NDS in the United States District Court for the Central District of California. Echostar filed an amended complaint on 8 October 2003. The amended complaint purported to allege claims for violation of the Digital Millennium Copyright Act ("DMCA"), the Communications Act of 1934 ("CA"), the Electronic Communications Privacy Act, The Computer Fraud and Abuse Act, California's Unfair Competition statute and the federal RICO statute. The complaint also purported to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint sought injunctive relief, compensatory and exemplary damages and restitution. On 22 December 2003, all of the claims were dismissed by the court, except for the DMCA, CA and unfair competition claims, and the Court limited these claims to acts allegedly occurring within three years of the filing of the complaint. EchoStar filed a second amended complaint. NDS intends vigorously to defend the action, and filed a motion to dismiss the second amended complaint on 31 March 2004. The motion was scheduled to be heard by the Court on 23 July 2004. On 21 July 2004, the Court issued an order vacating the 23 July 2004 hearing date and placing the motion to dismiss under submission until further notice. The Court also issued an order granting a motion for a more definite statement and gave EchoStar 10 days in which to file a Third Amended Complaint that corrects the deficiencies noted in the Court's order. If the deficiencies are not corrected within that time, the Second Amended Complaint will be stricken in its entirety, in which case EchoStar must move for leave to amend within 30 days or the action will be terminated.
    On 25 July 2003, Sogecable, S.A. and its subsidiary Canalsatellite Digital, S.L., Spanish satellite broadcasters and customers of Canal+ Technologies SA (together, "Sogecable"), filed an action against NDS in the United States District Court for the Central District of California. Sogecable filed an amended complaint on 9 October 2003. The amended complaint purported to allege claims for violation of the DMCA and the federal RICO statute. The amended complaint also purported to allege claims for interference with contract and prospective business advantage. The complaint sought injunctive relief, compensatory and exemplary damages and restitution. On 22 December 2003, all of the claims were dismissed by the court. Sogecable filed a second amended complaint. NDS intends vigorously to defend the action, and filed a motion to dismiss the second amended complaint on 31 March 2004. On 23 July 2004, the Court heard oral argument on the motion and advised that a formal ruling should be issued by early August.

    3. MediaHighway acquisition

    On 16 December 2003, NDS acquired the MediaHighway middleware business from a subsidiary of Thomson SA and licensed certain related patents from Thomson SA for a total consideration of EUR 60 million in cash. During the quarter ended 30 June 2004, NDS commissioned an independent valuation of the separable intangible fixed assets acquired, together with an assessment of their expected useful lives. As a result of this assessment and following agreement with Thomson SA on the accounts of the acquired business as at completion, the following assets and liabilities have been recognised in the consolidated balance sheet as at acquisition:


                                                             GBP '000

Separable intangible fixed assets, other than goodwill        34,745
Goodwill                                                       6,510
Tangible fixed assets                                          2,048
Stock                                                             31
Debtors and prepayments                                        4,634
Cash                                                           5,882
Current liabilities                                          (10,817)

                                                             --------
Fair value of acquired business                               43,033
                                                             --------

Consideration, including costs, settled in cash               43,033
                                                             --------


    Having assessed the fair values of the assets and liabilities acquired and the budgets and plans of the acquired business, NDS has concluded that the value of the goodwill arising on acquisition is not supported by the projected discounted cash flows of the acquired business. Accordingly an impairment charge has been recorded in the quarter to write down the book value of goodwill to nil.

    4. Loss on investments

    On 5 April 2004, NDS sold its 80% interest in Fancy a Flutter Limited to Yoomedia plc. The consideration was in the form of shares in Yoomedia plc. The transaction yielded a profit of GBP 223,000. Subsequent to the transaction, the share price of Yoomedia has declined and a charge of GBP 467,000 has been recorded to write the value of the investment down to its year end market price. Together, this resulted in a net loss on investments of GBP 244,000. The prior year item related to the discontinuance of an investment in a technology fund.

    5. Earnings per share

    Earnings per share is calculated on the basis of the net profit for each period. The weighted average number of shares and the weighted average number of potential shares in issue for each period have been determined in accordance with FRS 14. These quantities are therefore a function of, amongst other things, the average quoted share price for the period. The figures used in the calculations are as follows:


Period                              Average   Weighted    Weighted
                                     share     average     average
                                      price  shares in   number of
                                               issue     potential
                                                           shares

3 months ended 30 June 2004          $25.43  54,178,377  56,265,406
3 months ended 30 June 2003          $13.95  53,984,681  54,998,439

Year ended 30 June 2004              $21.73  54,093,083  55,715,566
Year ended 30 June 2003               $9.52  53,856,141  54,267,114
                                 ---------- ----------- -----------

    In addition to earnings per share calculated on the basis of net income, figures are also presented for earnings per share adjusted to exclude effect of amortisation charges on intangible fixed assets acquired as part of a business combination. A reconciliation of the profits used in the calculations is as follows:

                                        3 months ended 3 months ended
                                               30 June        30 June
                                                  2004           2003
                                              GBP '000       GBP '000

Net profit                                         666          7,164

Add back: Amortisation of intangibles            9,370          2,058
Less: Tax effect of the above                     (673)          (132)

                                        -------------- --------------
Adjusted net profit                              9,363          9,090
                                        -------------- --------------

                                            Year ended     Year ended
                                               30 June        30 June
                                                  2004           2003
                                              GBP '000       GBP '000

Net profit                                      18,469         26,040

Add back: Amortisation of intangibles           18,762          9,602
Less: Tax effect of the above                   (1,319)          (527)

                                           -----------     ----------
Adjusted net profit                             35,912         35,115
                                           -----------     ----------


    6. Share capital and reserves

    Movements on consolidated capital and reserves and reconciliation of movements in shareholders' funds for the year ended 30 June 2004 are as follows:

                              Equity      Share premium  Non-equity
                              share        & merger       share
                              capital       reserve      capital
                          -------------- -------------- -------------
                             GBP '000       GBP '000       GBP '000

As at 30 June 2003                   339        177,593        42,000
Profit for the period                  -              -             -
Shares issued                          1          1,248             -
Share options                          -              -             -
Foreign exchange movement
                                       -              -             -

                          -------------- -------------- -------------
As at 30 June 2004                   340        178,841        42,000
                          -------------- -------------- -------------
                                          Profit and       Total
                            Capital          loss       Shareholders'
                           contribution     account        funds
                          -------------- -------------- -------------
                             GBP '000       GBP '000       GBP '000

As at 30 June 2003               133,265       (166,926)      186,271
Profit for the period                  -         18,469        18,469
Shares issued                          -              -         1,249
Share options                          -            (32)          (32)
Foreign exchange movement
                                       -         (2,780)       (2,780)

                          -------------- -------------- -------------
As at 30 June 2004               133,265       (151,269)      203,177
                          -------------- -------------- -------------


    During the year ended 30 June 2004, 202,917 Series A ordinary shares were issued on exercise of employee share options for cash consideration of GBP 1,249,000. As at 30 June 2004, there were 12,186,598 Series A ordinary shares in issue and 42,001,000 Series B ordinary shares in issue, a total of 54,187,898 ordinary shares.



    CONTACT: NDS Group plc
             Margot Field, +44 (0) 208 476 8158 (Media)
             Yael Fainaro, +44 (0) 208 476 8287 (IR)
              or
             Shared Value
             Alex Dee, +44 (0) 207 321 5013
              or
             Breakaway Communications US
             Kelly Fitzgerald, +1 212-590-2555

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          NDS Group plc

Date:    2nd August 2004
                                                By:    /s/ CRK Medlock

                                                      CRK Medlock
                                                      Chief Financial Officer